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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------


                                  FORM 10-SB/A

                               -----------------

                                 AMENDMENT NO. 1
                                       TO

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                        UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           UNITED GOLF PRODUCTS, INC.
                 (Name of small business issuer in its charter)

        DELAWARE                                        95-4544101
(State of incorporation)                    (I.R.S. Employer Identification No.)

              20301 NORDHOFF STREET, CHATSWORTH, CALIFORNIA 91311
              (Address of principal executive offices) (zip code)

         Issuer's telephone number, including area code: (818) 349-3164



     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, par value $.001
                                (Title of Class)

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PART I

ITEM 1.    DESCRIPTION OF BUSINESS.

OVERVIEW

           The Company designs, develops, assembles and markets golf clubs and golf accessories which are sold primarily in North America under the RAWLINGS (Registered Trademark) brand name. The Company has the exclusive, worldwide right and license to use the RAWLINGS brand name and logo in connection with the manufacture, distribution, promotion and sale of golf clubs, golf bags, and golf accessories, and the non-exclusive worldwide right to sell golf hats and golf balls. RAWLINGS is an established, widely recognized brand name for sports equipment, uniforms and sports accessories. The Company's products include (i) full sets of clubs for men, women, seniors, and juniors, (ii) a complete line of utility clubs, including wedges and putters, and (iii) a full line of golf accessories, such as golf bags, balls, gloves, headcovers, travel covers, umbrellas and hats. Until recently, the Company was also engaged in the wholesale distribution of golf, tennis and other sporting goods that are manufactured by third parties.

           The Company currently markets its golf products nationwide primarily through mass marketers, including department stores, general discount warehouses, and general sporting goods outlets. Such mass marketers include Sears & Roebuck Company, Target Stores, Oshman's Super Stores, Big 5, Pro Golf of America, and most recently, Wal-Mart and Zellers. However, the Company also sells its products to approximately 75 off-course golf specialty and other sporting goods stores. The Company markets its products abroad through a joint venture in Australia and New Zealand and, to a lesser extent, through representatives in Japan and Europe. The Company's business strategy is to market its products to the value-priced segment of the golf club market.

           As with most golf club companies, the Company sources the three principal components of its golf clubs--the clubhead, shaft and grip--from both U.S. and foreign independent suppliers. The clubs are assembled and packaged by the Company primarily at its facilities in Chatsworth, California. Other golf products are manufactured by independent suppliers to the Company's specifications and then distributed by the Company.

ORGANIZATION

           United Golf Products, Inc. ("United Golf") was incorporated under the laws of the State of Delaware in August 1995 under the name of Aspen West Group, Inc. All of the operations of the Company are conducted through WSL, Inc., a California corporation ("WSL"). WSL is a wholly-owned subsidiary of United Golf. Unless otherwise specified or indicated by the context, all references in this Form 10-SB to the "Company" are to both United Golf and WSL.

            WSL was founded in 1989 by Warren E. Levy, the current Chief Executive Officer, President and Chairman of the Board of the Company and currently the principal shareholder of the Company. Mr. Levy founded WSL for the purpose of assembling and distributing golf clubs and golf products and distributing other sporting goods. Aspen West Group, Inc. was formed to engage in the manufacture and distribution of books on tape. However, Aspen West Group, Inc. never progressed past the development stage of its business. On February 3, 1997 Aspen West Group, Inc. acquired from Mr. Levy all of the outstanding shares of WSL's common stock and Series A convertible redeemable preferred stock in exchange for 2,675,000 shares of Aspen West's common stock, $.001 par value (the "Common Stock"), and 711,000 shares of United Golf's Series A Redeemable Cumulative Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"), in a tax

                                       1.

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free exchange (the "Exchange"). Following the Exchange, Aspen West Group, Inc.
changed its name to United Golf Products, Inc. As a result of the Exchange, United Golf owns 100% of WSL's outstanding capital stock, and Mr. Levy owns 57% of the Common Stock (or 60.5% if the Series A Preferred Stock owned by him is converted) and 100% of the Series A Preferred Stock.


            The Common Stock is quoted on the OTC Bulletin Board Display Service operated by the NASD under the symbol "UGLF." See, "Part II Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."


            The Company's offices are located at 20301 Nordhoff Street, Chatsworth, California, 91311 (telephone: (818) 349-3164).


INDUSTRY BACKGROUND

           According to generally available industry data, in 1997 there were approximately 24 million golfers in the United States and approximately 25 million outside of the United States. The Company believes that the sport is growing in popularity, particularly among entry-level, junior, women and senior players. According to Golf Pro Merchandiser magazine, a trade publication, in 1995 there were approximately 100 domestic and foreign companies that manufactured golf clubs. According to the National Sporting Goods Association, sales of golf equipment in the United States have increased from $1.8 billion in 1987 to a projected $3.9 billion in 1997, a 113% increase, and an increase of 11.6% from 1996 to 1997. For the third year in a row, golf has led all other sports in total sales in the United States.

            Historically, most golf clubs and other golf products were sold at pro shops located at golf courses. It is estimated that 20 years ago approximately 80% of golf sales were generated by pro shops at golf courses. However, the buying patterns of golfers have changed. According to the National Golf Foundation, in 1994 only 8% of golf club sales to occasional golfers and only 15% of golf club sales to avid golfers were made at pro shops. By comparison, 64% of sales of golf clubs to occasional golfers and 68% of sales to avid golfers were made by off-course golf retailers, discount stores, sporting goods stores and department stores.

BUSINESS STRATEGY

           The Company's business strategy is to enhance its position as a major provider in the mass market of brand name golf clubs and golf products. Key elements of its strategy include:

           Name Recognition. The Company believes that name recognition is an important element in marketing sporting goods. Accordingly, as the exclusive licensee of the RAWLINGS brand name and logo for golf clubs and certain other golf products, the Company's strategy is to leverage the brand name and reputation of RAWLINGS in the distribution and sale of its products. The RAWLINGS brand name is a well recognized name in sporting goods and has a long-standing reputation for providing quality sporting equipment, including baseball equipment for the professional baseball leagues, basketballs for the NCAA, footballs and equipment for the NCAA, and hockey equipment. The Company believes that consumer recognition of the RAWLINGS brand name enables it to maintain its current level of recognition for its golf products without engaging in expensive print or television advertising and without the need for the endorsement of tour professionals. However, in order to increase recognition of the RAWLINGS name for golf products, the Company believes that it will be necessary to increase its marketing efforts.



                                       2.

           Market Penetration. The Company believes that the sport of golf is growing in popularity, particularly among entry-level, junior, women and senior players. In addition, the Company believes that many of these players, particularly the junior and entry-level players, do not initially purchase premium-priced golf clubs. Furthermore, as discussed in the Industry Background section above, the buying habits of golf players have changed in recent years as purchases of golf equipment at on-course golf pro shops have decreased and sales of off-course specialty golf stores, sporting goods stores, discount stores and department stores have increased. Accordingly, the Company' strategy is to address this value-priced segment of the golf club market and to sell its products through department stores, general discount warehouses, general sporting goods outlets, smaller off-course golf specialty, and other sporting goods stores. The Company currently sells its products through such mass marketers as Sears & Roebuck Company, Target Stores, Oshman's Super Stores, Big 5, Dunhams, Academy and, most recently, Wal-Mart and Zellers.

           Complete Product Lines. The Company's strategy is to make complete lines of golf clubs available to both the entry-level golfer and to the average or more skilled golfer at various price points. Accordingly, the Company markets complete sets of clubs for men, women, seniors, and juniors, including specially designed graphite shafted clubs and oversized clubs. In addition, the Company offers other golf related products such as balls, gloves, carts, bags, and other accessories, enabling the Company to sell a complete product line to its customers.

           Quality Products. Although the Company does not compete directly in the premium-priced golf club market, the Company believes that product quality is also an important factor in the mass market golf club industry. Accordingly, the Company's strategy is to develop and manufacture high quality golf clubs consistent with the RAWLINGS brand name. To achieve the desired product quality, the Company designs all of its own clubs and manufactures the clubs to high levels of specifications from high quality materials. Due to the increased availability and the recent decrease in price of certain materials used in the manufacture of premium-priced golf clubs, the Company's golf products also are manufactured using such materials as titanium, lightweight alloys, and graphite shafts.

           International Expansion. The Company intends to increase it efforts to expand the international distribution of its RAWLINGS brand name golf clubs and golf accessories. In the fiscal year ended July 31, 1997, the Company derived approximately 5% of its golf club and golf accessories revenue from sales in foreign countries.

PRODUCTS

           The Company markets a broad range of golf clubs and golf accessories, including bags, gloves, balls, grips, hats, headcovers, umbrellas, tees and non-motorized carts. The Company's golf clubs include full sets of clubs for men, women, seniors, and juniors, and a complete line of utility clubs, including six models of wedges and six models of putters. The Company sells substantially all of its golf products under the RAWLINGS brand name, a registered trademark of Rawlings Sporting Goods Company, Inc. and a trademark associated with sporting equipment worldwide. The Company does not manufacture or sell any golf clothing or shoes. The golf clubs offered by the Company are designed and priced to appeal to golfers ranging from the entry-level player to the highly-skilled amateur player. Accordingly, the Company's golf clubs are manufactured using various designs and materials, including titanium, alloy, copper and stainless steel clubheads, as well as graphite shafts manufactured by Aldila, Inc. and steel shafts manufactured by True Temper. The Company's clubs are not, however, designed, marketed or priced to compete directly with the premium clubs offered by such golf manufacturers such as Callaway Golf Company, Tommy Armour Golf Company, Taylor Made Golf Company, or Karsten Manufacturing Corporation (Ping).




                                       3.

           The following table sets forth the contribution to net sales (dollars in thousands and as a percentage of net sales) attributable to the product groups sold during the fiscal year ended July 31, 1997.


PRODUCT GROUP                                    Sales                Percentage
-------------                                    -----                ----------
Sets of clubs.............................     $2,204,000                 38%

Utility clubs.............................     $3,422,000                 59%

Accessories...............................     $  174,000                  3%



The Company believes that the foregoing mix of product sales will change during the current fiscal year as a result of the new licensing agreement the Company entered into with Rawlings Sporting Goods Company, Inc. effective September 1, 1997, which licensing agreement grants the Company the right and license to sell additional accessories using the RAWLINGS brand name. See "Rawlings License; Trademarks," below. In addition, during the prior fiscal year, the Company was unable to fulfill certain of its golf club orders due to a shortage of working capital. In April 1997 the Company successfully negotiated a new working capital credit line. The Company believes that this new credit line will enable it to supply those products that it could not manufacture, thereby changing the expected product mix for the current fiscal year. See "Management's Discussion and Analysis --Liquidity and Capital Resources."

           The Company's line of golf products currently includes complete sets of clubs as well as individual clubs. The complete sets currently offered by the Company include the following:

           MVP Series. The MVP Series set of clubs consists of 8 irons and 3 woods, and separate sand wedges and utility wedges. The Company believes that this line offers the most forgiving game improvement features of any of its lines. These oversize stainless steel irons and woods are equipped with a dual rail system on the sole, helping to lift the ball clearly from a lie. The MVP irons are both perimeter weighted and heel-toe weighted, allowing for a maximum responsive hitting area and an optimized center of gravity. The "off-set" feature of the new MVP woods is designed to reduce slices by allowing the golfer to close the club face at impact. The unique two-tiered sole is designed to help golfers achieve solid hits from the fairway and easier shots from the rough. The suggested retail price for the complete set of woods and irons ranges from $325 with steel shafts to $485 with graphite shafts.

           Faultless Line. The Company's Faultless Line of clubs consists of five woods (1,3,5,7 and 9) and six irons (6 through sand wedge) and is especially designed for seniors and women. The midsized stainless irons are designed with a triangular stabilizing bar connecting the sole of the club to the crown of the cavity back for a solid feel. The shaft is a light-weight, no step steel shaft designed to give golfers more control. The Faultless Line includes oversized stainless steel woods with a gradually deepening triangular sole plate. The Company designed this sole plate to enable average golfers to hit higher, more consistent shots from longer distances. The suggested retail price for the set is $400.

           Pro 1 Line. The Company designed the Pro 1 line with "forgiveness" as the objective. The oversized stainless steel iron features a large cavity back and perimeter weighting for an expanded "sweet spot" and a beveled sole designed to reduce turf drag. The Pro 1 Bi-Metal woods come in 1,3,5 and 7. All of these oversized woods consist of a combination of titanium and light alloy metals. Pro 1 clubs come with a choice of True Temper steel shafts or graphite shafts custom made by Aldila, Inc. for the Company. Left-handed models are also available in the Pro 1 Line. The suggested retail price for the set is $299 for the steel shaft line and $475 for the graphite shaft line.



                                       4.

           Pure Gold Line. The Company offers several versions of its Pure Gold set of clubs which consists of three woods and eight irons. The oversize clubheads are manufactured from a light-weight titanium alloy. Depending on the set, the shaft of the clubs is either an Aldila graphite shaft or a True Temper steel shaft. The suggested retail price for the set ranges from $199 with steel shafts to $400 with graphite shafts.

           Tour Stainless. The Tour Stainless line includes 1,3 and 5 woods and a cavity back stainless steel iron. The Tour Stainless iron features a drag resistant sole designed for hitting from the fairway rough and for chipping. Tour line woods feature a slightly raised "RAWLINGS Tour H" sole crafted to achieve stability and consistent hits from the fairway. All Tour Stainless clubs are available with True Temper "Dynamic Gold" steel shafts or Aldila graphite shafts. The suggested retail price for the set ranges from $350 with steel shafts to $495 with graphite shafts.

           Junior Sets. The Company offers a seven piece Junior "MVP" set and "Junior Pro" sets with seven pieces. The Junior MVP and Junior Pro sets all include a putter, a bag and headcovers. The Company also recently introduced a junior combination driver/fairway wood called "Tiger Tail." The junior sets have a suggested retail price ranging from $100 to $150. The Tiger Tail wood has a suggested retail price of $44.

           The Company also markets a series of woods, irons, wedges, and putters, as well as other accessories. The following is a summary of certain of these golf products that are currently offered by the Company.

           Tour Titanium. Tour Titanium woods consist of a driver with a head of 280 cc, with a choice of either an 8.5 degree of loft or a 10.5 degree of loft. These new woods consist of 90% pure titanium. The Company forges its titanium heads to ensure a strong, uniform wall construction. In addition, these woods include an Aldila graphite shaft designed to create more power in a golfer's swing without additional force. Left-handed drivers are also available in this line. The suggested retail price is $149 per club.

           Entry Level Products. The Company sells a full line of clubs with titanium alloy heads for beginners and mid-level golfers. Of the titanium alloy clubs, the Ultimate Golf Machine series of woods has been the Company's most successful product. These versatile woods are designed to be extremely easy to hit as well as affordable. They are offered in a graphite shaft driver, 3, 5, 7 and 9 wood for both right and left handed players. The suggested retail price is $49 per club.

           Wedges and Putters. The Company offers six lines of wedges and six lines of putters. The Company's new Tour Edge Copper Insert wedges feature a milled copper face that is crafted to add a "soft touch" and increased spin to delicate shots, while the distinctive weighing and rounded sole offers better control on pitches from the fairway, around the green or out of the sand. The Company also offers several distinctive models of putters for every level of golfer. The MVP milled series of putters utilizes 305 stainless steel to give a soft feel and the Company's two unique designs are optimized for precision by a computerized milling process applied to the face of the putter. Insert putters have become popular among players on the PGA tour as well as recreational golfers, and the Company has responded to market demand with two distinctive models. Copper Sun putters feature a milled copper face and a copper insert designed to add feel and control to putting. Tour Magic Balata putters have a soft balata rubber insert designed for an even softer touch in putting than copper insert putters.

           Accessories. The Company currently offers an extensive line of golf accessories, including bags, gloves, grips, hats, headcovers, umbrellas, tees and non-motorized carts. Historically, other than golf bags, the Company has not marketed most of these accessories. For the fiscal year ended July 31, 1997, sales of accessories represented only approximately 3% of the Company's total sales.



                                       5.

However, effective September 1, 1997, the Company was granted the right to use the RAWLINGS brand name for most of these other products. Accordingly, the Company has commenced selling non-motorized carts, hats, golf balls, gloves and other accessories under the RAWLINGS brand name.

MARKET SEGMENTS

           Men's Products. Approximately 65% of the Company's sales come from the men's market segment. Most of the Company's products in this category are designed for the beginner, intermediate and regular recreational golfers. The Company believes that men in this segment are aware of the RAWLINGS brand name from the other sporting goods sold by the Rawlings Sporting Goods Company, Inc. The MVP, Pro I, Tour Stainless and Tour Titanium family of woods and irons are targeted for this group.

           Women's Products. One of the Company's ongoing objectives is to address the growing women's market by offering distinct product lines designed for women golfers. According to the National Golf Foundation, the number of women playing golf has during the past few years been increasing at a rate of 20% annually. The Company's design efforts for this market segment focus on lines like the Faultless Line.

           Senior Products. Currently, approximately 26% of all golfers in the U.S. are over 50 years of age. The number of golfers in this segment is expected to grow as the current generation of baby boomers ages. The Company's Faultless line of golf products and its other lines of oversized clubs, including the Pure Gold line, are designed to suit the needs of senior golf players.

           Junior Products. The Company designs, assembles and sells equipment for teenage golfers and children to capitalize on the growing junior market segment. This market has grown by more than 20% during the past twelve months. The Company believes that this segment of the market is increasing due, in part, to the popularity of Tiger Woods.

RAWLINGS LICENSE; TRADEMARKS

           WSL, the Company's wholly owned subsidiary, holds an exclusive worldwide license (the "License") to use the "RAWLINGS" brand name and logo as well as certain other related names and marks (collectively, the "Trademarks") in connection with the manufacture, sale, distribution, promotion and advertising of golf clubs, golf bags and golf accessories including tees, replacement golf spikes, head covers, umbrellas, gloves and non-motorized carts. In addition, WSL has a non-exclusive right and license to manufacture, sell, and promote golf hats and golf balls. (The golf products subject to the License are herein collectively referred to as the "Licensed Products"). WSL first acquired a license to use the RAWLINGS brand name on certain golf products from the Rawlings Sporting Goods Company, Inc., an unaffiliated company ("Rawlings Sporting Goods"), in 1990. Effective September 1, 1997, WSL and Rawlings Sporting Goods entered into a new license agreement (the "License Agreement") that granted WSL the exclusive world-wide rights to use the Trademarks in connection with the manufacture, sale, distribution, promotion and advertising of the Licensed Products for a five-year term running through August 2002 (the "Initial Term"). The License Agreement grants WSL a renewal option to extend the term of that agreement for an additional five-year term, provided that during the Initial Term WSL achieves aggregate net sales of $50,000,000 of Licensed Products. The non-exclusive, world-wide right to use the Trademarks in connection with golf hats runs through the Initial Term and the License for golf balls has a term of one year running through August 1998 (WSL, however, has the right to extend its license for hats and balls for the remainder of the Initial
Term).


                                       6.

           Pursuant to the License Agreement, WSL is obligated to pay Rawlings Sporting Goods a running royalty of 5% of net sales (as defined in the License Agreement) on Licensed Products, with minimum annual royalties specified for each year of the Initial Term. For the first year of the Initial Term WSL, is required to pay a minimum annual royalty of $425,000. This minimum increases by $25,000 to $450,000 for the second year, and thereafter, by $50,000 a year for each of the remaining three years of the Initial Term.

           Under the License Agreement, Rawlings Sporting Goods is permitted to inspect samples of Licensed Products for quality control purposes. The License Agreement also requires WSL to indemnify Rawlings Sporting Goods for losses, damages, or expenses arising out of the manufacture, use, sale, labeling or distribution of Licensed Products if WSL uses any of the Trademarks in a manner that does not comply with the License. Rawlings Sporting Goods has the right to terminate the License if, among other things, WSL becomes bankrupt, WSL fails to make full royalty payments within 60 days after any due date, or WSL misuses the Trademarks in violation of the License. In addition, if there is a change of control of WSL, Rawlings Sporting Goods has the option to terminate the License upon 90 days prior written notice to WSL.

           In addition to the RAWLINGS license, the Company currently has twelve registered trademarks which it uses to market its products. The marks currently used by the Company include "Faultless," "Tour Magic," "Power Tour," "Revenge," and "Magnum Force."

MANUFACTURING AND ASSEMBLY

           The components of the Company's golf clubs, primarily clubheads, shafts, and grips, are manufactured for the Company by suppliers in the United States and the Far East. Although the Company has long-term relationships with many of its suppliers, the Company generally does not enter into supply contracts with such suppliers. Suppliers are selected on the basis of quality of workmanship and material, coupled with dependability and pricing. The Company designs all of the clubheads used in its equipment and provides the manufacturers with detailed specifications for the manufacture of the heads. Currently, all of the clubheads used by the Company are manufactured by four manufacturers located in the Far East and the loss of certain of these established clubhead suppliers could result in production delays, which could have a material adverse effect on the Company's business until such suppliers are replaced. Most of the steel shafts used in the Company's clubs are supplied by a major United States manufacturer of shafts, and the graphite shafts are supplied by both United States and Far East suppliers. The grips and other materials used in the assembly of the clubs are purchased from United States suppliers. Other than clubheads that are specifically manufactured to the Company's specifications, most of the components are generic. The Company believes that its relationships with its suppliers are good.

           The Company finishes and assembles its golf clubs at its 31,600 square foot facility located in Chatsworth, California. The assembly of the golf clubs is performed using standard equipment and manual labor. The Company spot checks the quality specifications of clubheads when they are received. During the assembly process quality specifications are spot checked at each production station before the finished product is packaged.

           The Company purchases all of its golf gloves, balls, umbrellas and other accessories from the independent manufacturers in the Far East. All of the Company's golf bags are manufactured in the United States by three manufacturers.


                                       7.

MARKETING AND SALES

           The Company currently markets its golf products nationwide primarily through mass marketers, including department stores, general discount warehouses, and general sporting goods outlets. The following is a list of the Company's ten largest customers for the fiscal year ended July 31, 1997: Target Stores, Sears & Roebuck Company, Academy, Oshman's Super Stores, Big 5, Play It Again Sports, San Diego Golf, B.J.'s Wholesale Club, Copeland's, and NBS. During the current fiscal year, the Company has received orders from the following additional customers that it did not sell to last year: Wal-Mart, Zellers, U.S. Golf and Pro Golf of America. In fiscal 1995, three customers, Target, Sears & Roebuck, and Oshman's Super Stores accounted for more than one-third of the Company's golf product sales. In 1996 and 1997, Target and Sears & Roebuck collectively accounted for 36% and 40% of the Company's golf product sales. No other customer accounted for more than 10% of golf club sales during fiscal 1997. In fiscal 1997 the Company made sales in excess of $20,000 to a total of approximately of 20 customers.

           The Company employs three full-time in-house salespersons to market its golf products in the United States. The Company also employs approximately 25 independent sales representatives who generally are assigned individual territories and are compensated with a commission of 2% to 5% of sales generated by them. These independent sales representatives primarily sell the Company's equipment to smaller off-course golf retailers and sporting goods stores. During the past fiscal year, approximately 40% of the Company's sales were generated by the Company's in-house sales staff while the remaining 60% were generated by independent sales representatives.

           The Company does not currently engage in any material amount of print advertising in magazines or trade publications. During the past fiscal year, the Company spent only approximately $4,100 on such advertising. The Company has not employed any radio or television advertising and has no plans to do so. In 1996, the Company engaged a professional golfer to promote and endorse its FT 190 forged titanium driver. The Company has concluded that professional endorsement marketing strategy was unsuccessful and did not renew the arrangement after its expiration at the end of the year. The Company currently has no plans to use professional athletes to endorse its products, although the Company may do so in the future.

COMPETITION

             The market in which the Company does business is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names. The Company believes that the 10 largest golf equipment manufacturers account for a substantial majority of wholesale golf equipment sales. All of these major golf companies, and most of the Company's direct competitors, have substantially greater capital resources, technical and manufacturing resources, depth of management, and brand name identification in the golf business than the Company. Although most of the premium-priced golf equipment companies (such as Callaway Golf Company, Tommy Armour Golf Company, Karsten Manufacturing Corporation (Ping), or Taylor Made Golf Company) generally do not sell their products in general sporting goods stores, department stores, discount stores or by telemarketing, and therefore do not directly compete with the Company's products at the same retail outlets, no assurance can be given that these well-established companies will not in the future directly compete with the Company.

           The Company believes that it competes in its target market through the brand name, quality and price of its products. The Company believes that its principal competitors consist of Wilson, Spalding, Arnold Palmer, MacGregor Golf, Knight, Dunlop Golf, and Northwestern Golf. Most of these competitors have well established operations and reputations in the golf and/or sporting goods


                                       8.

markets. The Company believes that it is able to compete with these other companies because of the reputation of the RAWLINGS brand name, the quality of its products, and its pricing strategy. However, because the market in which the Company competes is highly price sensitive, and because of the amount of competition in the Company's target market, the Company operates with small gross margins. As the Company expands further into the mass retail market and increases its sales volume, the Company believes that it will be able to lower its production costs, and, in addition will seek to negotiate more favorable rates from suppliers.

           A golf club manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including the golf club's look and "feel," and the level of acceptance that the golf club has among professional and other golfers. The subjective preferences of golf club purchasers may be subject to rapid and unanticipated changes. While the Company believes that its club designs and pricing enable it to compete in the mass retail market, no assurance can be given that the Company will be able to continue to successfully compete in its current market or that its efforts to increase its market share in its market will be successful.

SEASONALITY

           Because golf is a warm weather sport in most of the United States, the Company's customers have historically increased inventories in anticipation of purchases by golfers in the spring and summer, the principal selling season for golf equipment. As a result, the Company's operating results are highly seasonal and are affected by seasonal demand for golf clubs. Generally, sales of the Company's golf products are the highest during its third and fourth quarters.

BACKLOG

           As of March 10, 1998, the Company had a backlog of approximately $2.1 million of written purchase orders scheduled for production. The Company believes that all of its current backlog will be shipped during its current fiscal year. In addition, the Company's major retail customers provide the Company with product requirement forecasts for periods of three to six months, depending upon their individual practices. The Company uses these projections for planning purposes, and firm purchase orders are typically written one to four weeks in advance of actual purchases. Orders can typically be canceled without penalty up to 15 days prior to shipment. Historically, the Company's backlog has been highest in the third and fourth fiscal quarters, due in large part to seasonal factors. Due to the timing and receipt of customer orders, backlog is not necessarily indicative of future operating results.

NEW ZEALAND JOINT VENTURE


           Since March 1994 the Company has been a party to a joint venture arrangement to manufacture and distribute RAWLINGS branded golf clubs and accessories in New Zealand and Australia. Under its joint venture agreement, the Company agreed to supply designs for golf clubs and raw materials to the joint venture, as needed, and the joint venture partner agreed to provide $30,000 in start-up money. The Company owns a 50% interest in the equity and the profits of the joint venture. As of the date of this report, the Company has contributed approximately $71,000 to the joint venture. For the fiscal year ended June 30, 1997 the joint venture reported revenues of approximately $53,000 and had a net loss of approximately $9,000. The fiscal year of the joint venture ends on June 30.



                                       9.

PRODUCT WARRANTY

           The Company currently supports all of its golf clubs with a two-year warranty to the original purchaser against any defects in workmanship or material, provided that the product has not been subject to abuse or alteration. To date, the Company has not experienced significant warranty claims, and the Company believes that it has sufficient reserves for warranty claims. However, there can be no assurance that the Company will not in the future experience unusually high incidence of product problems and warranty claims. The Company also provides a warranty allowance to certain customers from between 1% to 1.5% of sales to the customers.

RETAIL OUTLET

           The Company currently operates one retail store at which it sells its RAWLINGS branded products as well as other branded and non-branded golf equipment and accessories. The retail store is located in a shopping mall in Granada Hills, California. Retail sales accounted for approximately 3% to the Company's total revenues in the fiscal 1997. As part of the Company's revised business plan to focus its efforts on its core business, the distribution of "RAWLINGS" branded golf products through mass marketers, the Company currently plans to discontinue the retail store operations in 1998.

WHOLESALE DISTRIBUTION OF SPORTING EQUIPMENT

           In addition to the sale of its RAWLINGS golf equipment and accessories, until recently, the Company also engaged in the wholesale distribution of golf equipment, tennis equipment and certain other sporting goods manufactured by others. The wholesale products were purchased by the Company from United States manufacturers and are resold with a small (generally between 5% to 10%) mark-up. Wholesale products were resold primarily in Asia, with a significant portion of such sales in Japan. The Company typically arranged for the wholesale products to be shipped directly from the manufacturer to the purchaser. Therefore, while the Company took legal title to the goods it sold, it did not take physical possession of such goods and did not carry any wholesale inventory. The Company conducted its wholesale operations under the name of "Mission Hills Golf Co" primarily through two of its full time employees. Wholesale sales contributed approximately $2,985,000, or approximately 34%, to the Company's net sales in the fiscal year 1997. Since the end of the 1997 fiscal year, the Company's wholesale distribution activities have been negatively impacted by the economic and currency crisis affecting a number of Far East economies, including Japan, the Company's primary wholesale market. Due in part to the expected decline of the wholesale business in the Far East, the recent decision to focus its efforts on its core business (the mass market sale of its "RAWLINGS" products), and the very slight margins generated by the wholesale operations, the Company has decided to cease its wholesale export operations. Although the wholesale distributions of the Company during the past two years materially contributed to the Company's net sales, because of the small mark-up on such sales, such sales only generated a very small gross profit and did not materially contribute to the Company's net income or loss.

EMPLOYEES

           As of March 1, 1998, the Company employed 44 full-time and four part-time employees, including three in sales and marketing, 12 in management, finance and administration, and 29 in product assembly. None of the Company's employees belong to a union, and the Company believes that its employee relations are good.


                                       10.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS.


           The following discussion and analysis of the Company's consolidated financial condition and results of operations for the fiscal years ended July 31, 1997, 1996 and 1995, and for the fiscal quarters ended October 31, 1996 and 1997 should be read in conjunction with the Company's consolidated financial statements included elsewhere herein. When used in the following discussions, the words "believes", "anticipates", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected, including, but not limited to, those set forth in "Factors that May Affect Future Results and Financial Condition."


GENERAL

           The Company currently is primarily engaged in the design, development, assembly, marketing and sale of golf clubs and golf accessories which are sold mainly in North America under the RAWLINGS brand name. During the fiscal years ended July 31, 1997 ("fiscal 1997"), July 31, 1996 ("fiscal 1996") and July 31, 1995 ("fiscal 1995") the Company had the exclusive right and license to use the RAWLINGS brand name and logo only in connection with the manufacture, distribution, promotion and sale of golf clubs and the non-exclusive rights to use the trademark for golf bags, gloves and caps. The foregoing license was limited to the United States and certain foreign countries. Effective September 1997, the foregoing license was replaced by a new agreement that granted the Company the worldwide rights to use the RAWLINGS trademark in connection with the sale of golf clubs, golf bags, umbrellas, carts, head covers and other golf accessories, and the non-exclusive worldwide right to sell golf hats and golf balls. The Company believes that the additional rights granted to the Company under the new license agreement will increase the sources of golf-related revenues, alter the mix of products it sells and increase its overall sales from its RAWLINGS product sales.


           In addition to the sale of its RAWLINGS golf equipment and accessories, during fiscal 1995, 1996 and 1997, and during the fiscal quarter ended October 31, 1997, the Company also engaged in the wholesale distribution of golf equipment, tennis equipment and certain other sporting goods manufactured by others. The wholesale products were purchased by the Company from United States manufacturers and were resold with a small (generally between 5% to 10%) mark-up. Because of the small gross margin on the wholesale distribution sales, these sales did not materially affect the Company's operating expenses or net income or loss. The Company recently elected to discontinue its wholesale distribution operations. Sales from the wholesale distribution of golf, tennis and other sporting equipment manufactured by third parties accounted for approximately 34%, 50% and 37% of the Company's total revenues in fiscal 1997, 1996 and 1995, respectively. Accordingly, the discontinuation of the wholesale operations is expected to significantly reduce the Company's overall sales in the future. However, because of the small margins, the discontinuation is not expected to significantly alter the Company's profits or losses.


RESULTS OF OPERATIONS

 YEAR ENDED JULY 31, 1997 COMPARED TO YEAR ENDED JULY 31, 1996

           Sales decreased in fiscal 1997 by $1,521,000 (14.8%) to $8,780,000 from approximately $10,301,000 in fiscal 1996. While total sales decreased by 14.8%, sales of golf clubs increased $670,000 (12.9%) to $5,772,000. The increase in golf club sales was offset by a decrease of $2,191,000 (42.2%) in the Company's wholesale sales primarily due to reduced sales of tennis and



                                       11.

other sporting equipment to its Japanese distributor. The Company believes that its wholesale operations will continue to represent a smaller portion of the Company's overall sales in the future.

           Gross profit decreased in fiscal 1997 by $254,000 (15.8%) to $1,344,000 from $1,598,000 in fiscal 1996. However, the overall gross margins remained relatively stable at 15.3% in 1997 and 15.5% in 1996 due to the increase in sales of golf clubs and accessory. The Company's gross margins on sales of golf clubs is higher than on sales generated by its wholesale business.

           Selling, general and administrative expenses decreased in fiscal 1997 by $131,000 (6%) to $1,972,000 from $2,103,000 in fiscal 1996. In order to assist its sales of certain of its products, the Company marketed its products through print advertisements. During fiscal 1997, the Company ceased such print advertising. Accordingly, selling expenses decreased $54,000 (97%) during fiscal 1997 from fiscal 1996 due to these reduced advertising expenditures. Other general and administrative expenses decreased $77,000 (6%) including an $80,000 reduction in bad debt costs. Because of the relatively fixed nature of general and administrative expenses, with the decline in sales from 1996 to 1997, selling, did not decrease at the same rate as the reduction in total sales. Accordingly, general and administrative expenses, as a percentage of sales, increased from 20.4% in fiscal 1996 to 22.4% in fiscal 1997.

           During fiscal 1997, the Company also recognized a non-cash charge of $165,000 due to stock compensation that was paid to a consultant of the Company.

           A tax benefit of approximately $198,000 was recorded in fiscal 1996 and represented a claim for refund of Federal income taxes paid in prior years made under the net operating loss carryback provisions of the Federal income tax laws.


 YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

           Sales in fiscal 1996 increased $657,000 (6.8%) to $10,301,000 from
$9,644,000 in fiscal 1995. Although total sales in fiscal 1996 increased by 6.8%, sales of golf clubs and accessories decreased $940,000 (15.5%) due primarily to a decrease of sales of golf clubs to the Company's principal Japanese distributor. Wholesale sales increased $1,596,000 (44.3%) primarily due to increased sales of tennis and other sporting equipment to a Japanese distributor.

           Gross profit decreased $457,000 (22.2%) to $1,598,000 in fiscal 1996 from $2,054,000 in fiscal 1995. Gross profits of golf club and accessory sales decreased $593,000 because of the sales decrease coupled with a 6.9% decrease in the gross profit percentage. The decrease in the gross profit percentage was the result of the combined effect of cost increases, particularly material costs, and a change in product mix. Gross profits of the wholesale business increased $136,000 because of the increased sales offset by a 1.5% decrease in the gross profit percentage. However, because gross margins on wholesale sales are small, the increase in gross margins due to the increase in revenues from the Company's wholesale operations was more than offset by the decrease in sales in golf clubs, which have a higher margin.

           Selling, general and administrative expenses increased overall by $185,000 (9%) to $2,103,000 in fiscal 1996 from $1,918,000 in fiscal 1995.
Selling expenses increased $55,000 (7%) due primarily to increased advertising expenditures that were offset somewhat by reduced commissions. General and administrative expenses increased $130,000 (11%) including increases in bad debt expense of $64,000 and legal expenses of $25,000.



                                       12.

           Other expenses increased by $100,000 in 1996 to 17% of sales. Such other increased expenses include $32,000 of additional interest expense that was incurred due to additional borrowings in 1996, while other income, consisting of in part of interest income, decreased $53,000.


FISCAL QUARTER ENDED OCTOBER 31, 1997 COMPARED TO QUARTER ENDED OCTOBER 31, 1996

           Sales increased for the fiscal quarter ended October 31, 1997 (the "Recent Quarter") by approximately $157,000, or 9%, compared to the fiscal quarter ended October 31, 1996 (the "Prior Quarter"). The increase in sales reflects an increase in sales of golf products and a material decrease in the Company's wholesale sales of non-golf products. During the Recent Quarter, sales of golf products increased to approximately $1.8 million compared to $1.2 million in the Prior Quarter. Wholesale revenues decreased in the Recent Quarter by 468% from $542,531 in the Prior Quarter to only $95,405 in the Recent Quarter. The decrease in wholesale revenues is due in part to the currency and fiscal crisis in the Far East and the Company's decreased efforts to effect wholesale sales of non-golf products during the Recent Quarter. Since the end of the Recent Quarter, the Company has discontinued its wholesale export operations.


           Gross profits increased by approximately $70,000 during the Recent Quarter due to increased sales and the change in the product mix. As a percentage of sales, gross profits increased from 14.1% to 16.6% due to the increase in golf club sales that have a larger margin than sales of non-golf products sold as part of the wholesale operations. The increase in gross profits due to the change in product mix was offset due to approximately $143,000 of one time excess air freight charges that the Company incurred during the Recent Quarter in order to meet certain unexpected larger orders for golf clubs from its principal clients. The Company incurred the additional costs to maintain its relationship with its principal clients. In order to avoid these material increases in shipping costs, the Company is attempting to increase its inventory of golf components.

           Selling, general and administrative expenses increased by approximately 24% due to increased golf club sales in the United States and the Company's increased efforts to sell its "RAWLINGS" brand products. In addition, the Company incurred increased rental expenses and legal fees during the Recent Quarter.

           Due primarily to the one-time unexpected air freight expenses and increased selling, general and administrative expenses, the net loss for Recent Quarter increased by $46,000, or 24%.

LIQUIDITY AND CAPITAL RESOURCES


           During the past two fiscal years, the Company has financed its operations primarily through cash provided by operations, through various revolving credit lines, and through sales of its securities.
 In February 1997, the Company raised $770,500 through the sale of 385,250 shares of its Common Stock at a price of $2.00 per share. In a private placement that commenced in December 1997 and concluded in April 1998, the Company raised $1,500,000 from the sale of 15,000 shares of its 12% Series B Cumulative Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") at a price of $100.00 per share.


           In April 1997, the Company entered into a Loan and Security Agreement with Capital Business Credit ("Capital"). The credit facility provides the Company with a maximum credit line of $2,200,000, which borrowings may consist of up to 80% of eligible accounts receivable, up to 30% of eligible raw material inventory and 40% of eligible finished goods inventory. The advances against inventory cannot exceed (a) $1,100,000 for the period October 1 through March 31 and $750,000 for the period April 1 through September 30 and (b) 50% of the outstanding loan balance.



                                       13.

In October 1997, the Company and Capital entered into a temporary (three-month) amendment to the credit facility to enable the Company to purchase components necessary to the manufacture and assemble clubs to meet the Company's increased volume of holiday season orders. The agreement, as amended, provides for aggregate maximum borrowings of up to $2,200,000 secured by up to 90% of eligible accounts receivable. Under the terms of the amendment, the $2,200,000 may also include up to $1,100,000 secured by up to 50% of eligible inventory. In December 1997, the original advance rates were reinstated and the outstanding advances in excess of the original advance rates were converted to a short-term loan repayable in the amount of $150,000 on each of January 31, 1998 and February 28, 1998, with the balance, $60,000, repayable on March 31, 1998. Advances under the line of credit bear interest at a rate per annum equal to the prime rate plus 3%, with a minimum rate of 8% per annum. Under the Loan and Security Agreement, prime rate is defined as the highest variable rate of interest per annum published daily as the "prime rate" in the Money Rates Section of the Western Edition of the Wall Street Journal. The unused portion of the credit line bears interest at a rate of .25% per annum. In addition, the Company must pay an annual fee equal to .75% of the aggregate maximum amount available under the credit line. As of March 1, 1998, outstanding borrowings under the line of credit was $1.4 million.

           Under the terms of the Loan and Security Agreement, the Company granted Capital a security interest in all of the Company's existing and after-acquired accounts, inventory, equipment, general intangibles and negotiable instruments. In addition, each of Sheila Levy and Warren Levy executed personal guarantees to guaranty amounts of up to $1,400,000 borrowed by the Company under the credit line (the "Levy Guarantees").

           The initial term of the credit line is two years, with automatic one-year renewals unless terminated by either party. Events of default under the agreement include, without limitation, failure to pay interest or principal when due, breach of representations, warranties or covenants, commencement of an insolvency or bankruptcy proceeding, defaults in agreements with third parties or any impairment of the Levy Guarantees. The agreement provides the Company with a ten-day cure period for any event of default. If such cure period expires without a cure, Capital may terminate the agreement without prior notice, accelerate the maturity date of the loans made under the facility and, if the amounts are not repaid, foreclose on the Company's assets. In December 1997 and March 1998 the Loan and Security Agreement was amended to revise the covenant in the agreement regarding the minimum tangible net worth that the Company is required to maintain. As amended, the Company is required to maintain a tangible net worth of not less than $1,000,000 until August 1, 1998, and a net tangible net worth of not less than $1,300,000 thereafter. Although the Company is currently in compliance with the foregoing net worth requirements, it may not be able to meet the higher net worth requirements that go into effect later in 1998 unless the Company's operations significantly improve in the future or unless the Company raises additional capital. No assurance can be given that the Company will be able to obtain financing in the future or that such financing will be sufficient to satisfy the higher net worth requirements that become effective in 1998 under the Loan and Security Agreement.


           The Company's accounts receivable turnover ratio for the years ended July 31, 1996 and 1997 was 8.05 and 6.46, respectively. The decrease in the turnover ratio (which reflects an increase in the period required to collect outstanding accounts receivable) was due primarily to a change in the source of the Company's revenues. Revenues from the off-shore wholesale distributions of non-golf products represented approximately 50% of total sales for the fiscal year ended July 31, 1996, while such wholesale revenues decreased to 34% of total sales for the fiscal year ended July 31, 1997. Under the terms on which the Company used to distribute non-golf products to its off-shore customers, its accounts receivable were typically paid promptly after delivery. However, with respect to sales of the Company's golf products, most accounts




                                       14.

receivable for the Company's larger golf product customers did not require payment for 60 days. Accordingly, as the Company's golf product sales increased compared to its wholesale distribution business from 1996 to 1997, the Company's average accounts receivable collection period increased. Because the Company has now ceased its wholesale distribution of non-golf products, its accounts receivable turnover ratio will continue to decrease (and the average time to collect its accounts receivable will increase).

           At October 31, 1997, the Company carried an amount inventory greater than the amount of sales for the fiscal quarter then ended. The size of the inventory was due to a slight buildup in inventory in anticipation of the increase in sales that usually precedes the holiday season and due to the Company's goal to have sufficient inventory on hand to be able to accept future orders from some of its larger, national customers. As discussed above, during the period preceding October 31, 1997, the Company could not fill some of the larger orders it received from its existing inventory. In order to retain these customer accounts, the Company arranged for a significant amount of its inventory to be shipped to it by its foreign manufacturers by air freight (rather than the cheaper cargo liner method normally used), which extra shipping costs significantly reduced the Company's gross margins. In order to avoid having its inventory delivered by air freight in the future, the Company embarked on a program to increase its inventory levels on some product lines.

           The Company experienced $513,000 of negative cash flow from operations for the fiscal year ended July 31, 1997 compared to negative cash flow from operations of $214,000 for the prior fiscal year. The principal reason for the significant increase in the size of the Company's negative cash flow was due to the increase in the size of the Company's overall net loss, which increased from $486,000 in 1996 to $946,000 in 1997. The Company was able to fund its negative cash flow in 1997 from the proceeds received in March 1997 from the sale of $770,500 of its Common Stock. Since October 1997, the Company has continued to incur net losses from operations and negative cash flow. To date, the ongoing negative cash flow has been funded through the recent sale of $1,500,000 of additional shares of Series A Preferred Stock. Based on the Company's internal projections and on anticipated sales trends in the golf industry in general, the Company believes that its operations and current capital resources will be sufficient to fund the Company's working capital needs through the Fall 1998 season. However, unless the Company is able to increase the sales of its golf products and/or significantly reduce its operating costs, the Company will need to fund its future negative cash flow from additional debt or equity financings. No assurance can be given that the Company will be able to limit its future negative cash flow or that it will be able to obtain any financing that it may require in the future. The failure of the Company to obtain the amount of any financing that it may need in the future will have a material adverse affect on the Company's operations and on its ability to operate in the manner its business is currently being conducted.

           Year 2000 The Company recently replaced all of its software and hardware with Year 2000 compliant software and hardware. Accordingly, the Company does not expect that it will have any issues related to the Year 2000. The Company has not made an assessment of the impact, if any, of the Year 2000 issues as they may relate to its significant customers or suppliers. The Company does not currently interact electronically with any of its customers or suppliers.



                                       15.

           FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

           The Company's operations and financial results are subject to numerous risks, some of which are beyond the Company's control. The following discussion highlights some of those risks:

Financial History; Capitalization. During the past two fiscal years, the Company has incurred net losses of $485,706 and $945,560, respectively. In addition, the Company experienced a loss of $239,889 for the first quarter of the current fiscal year compared to a loss of $193,931 in the comparable quarter of the prior fiscal year. In the past the Company has experienced cash flow problems, which resulted in the Company being unable to fulfill certain of its golf club orders due to a shortage of working capital. The Company, in April 1997, obtained a new working capital credit line from Capital. The Company believes that this new credit line, together with the proceeds recently raised from the sale of the shares of Series B Preferred, will enable it to supply those products that it could not manufacture in the past and to operate at the current level. Nevertheless, in order to increase its sales of its golf products, the Company may need additional capital to increase its inventory levels and to pay for any additional operating costs. There can be no assurance that the Company will have sufficient working capital to increase its inventory levels or that the Company will have sufficient liquidity to conduct its operations in the future. In addition, there can be no assurance that the Company will be able to increase its operations to a level where it will generate positive cash flow from its operations or that the Company will attain or thereafter sustain profitability in any future period.

Dependence on Rawlings License. Under the License Agreement, Rawlings Sporting Goods, Inc. has granted WSL, the Company's wholly-owned subsidiary, an exclusive world-wide license to manufacture, promote and sell golf clubs and certain golf accessories, and a non-exclusive world-wide license to manufacture, promote and sell golf hats and golf balls. Substantially all of WSL's current revenues are derived from the sale of products under the RAWLINGS name. The License Agreement imposes certain obligations on WSL with respect to the continued use of the RAWLINGS mark and logos and the quality of the products sold which bear the marks. The License Agreement may also be terminated by Rawlings Sporting Goods, Inc. in certain events, including the sale of all or substantially all of the assets or a majority of the shares or interest of WSL or in the event there is otherwise a change of control of WSL. No assurance can be given that WSL will be able to remain a licensee under such agreement. The termination of the License Agreement or any other loss of such license would have a material adverse effect on the Company's business, financial condition, results of operations and prospects. See "Description of Business -- Rawlings License; Trademarks."

Competition; Price Sensitivity. The Company faces intense competition in its business. The market in which the Company does business is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names. All of the major golf companies, and most of the Company's direct competitors have substantially greater capital resources, technical and manufacturing resources, depth of management, and brand name identification in the golf business than the Company. To a significant extent, the Company competes with its direct competitors based on price. In addition, sales in the Company's targeted mass retail market are highly price-sensitive. As a result of the foregoing factors, the Company does not expect to be able to increase its margins by raising prices. In addition, increases in labor, materials, manufacturing or shipping costs could adversely affect the Company's margins and therefore its financial condition.
See "Description of Business -- Competition."

Liens on Assets. Under the terms of the Company's Loan and Security Agreement with Capital, Capital has liens on substantially all of the Company's assets, including existing and after-acquired accounts, inventory, equipment, general intangibles and negotiable instruments. If the Company should default on its obligations under the Loan and Security Agreement, Capital would have the right to foreclose on all of such assets. Although the Company is currently in compliance with the tangible



                                      16.

net worth requirement contained in the Loan and Security Agreement, the net worth requirements will increase to $1,300,000 after August 1, 1998. The Company's tangible net worth currently is less than the $1,300,000 amount that the Company is required to maintain after August 1, 1998. Accordingly, unless the Company is able to increase its net worth by August 1, 1998, the Company will be in default of the Loan and Security Agreement. In order to increase its net worth and to provide additional working capital, the Company currently intends to attempt to raise additional capital in the future. However, no assurance can be given that any such financing will be effected, or if completed, that such financing will be sufficient to bring the Company's net worth into compliance with the requirements of the Loan and Security Agreement. Although Capital has not, to date, declared an event of default under the agreement, no assurance can be given that Capital will not declare an event of default in the future and commence foreclosure against the Company's assets.

Dependence on Discretionary Consumer Spending. The demand for the Company's products is related to the number of persons playing golf and the number of rounds of golf played, as well as the amount of discretionary spending by consumers. Each of these factors may be adversely affected by a downturn in general economic conditions. A decrease in consumer spending on golf could have an adverse effect on the Company's business, financial condition, results of operation and prospects.

Dependence on Limited Number of Component Suppliers. The Company does not manufacture the components required to assemble its golf clubs. Currently, all of the clubheads used by the Company are manufactured by four manufacturers located in the Far East. Most of the steel shafts used in the Company's clubs are supplied by a single major United States manufacturer of shafts. Although the Company believes that it could replace each of its component suppliers, the loss of certain of these suppliers could result in significant production delays, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects until such suppliers are replaced. The Company has in the past experienced minor delays in obtaining components for its clubs from its foreign suppliers. No assurance can be given that it will not experience significant delays in the future or that it will be able to maintain its current relationships with its major component suppliers.

Reliance on Foreign Suppliers. The Company purchases all of its clubheads and certain of the graphite shafts, grips and other materials used in the assembly of the Company's clubs from foreign suppliers. Accordingly, the Company is subject to all of the risks normally associated with international business, including changes in currency exchange rates, the imposition of tariffs, import and export controls, and changes in governmental policies, each of which could significantly affect the Company's business, financial condition, results of operations and prospects. In addition, the Company may experience delays in deliveries of its components due to delays in the shipment of the parts. Because of the time required to ship components manufactured abroad to the Company's manufacturing facilities, the Company has to purchase components with sufficient lead time to allow delivery. As a result, the Company may not be able to respond to emergency orders from certain of its purchasers for rapid delivery of golf products. The Company has in the past attempted to fulfill short delivery orders for certain of its larger customers by shipping the components from the Far East by air delivery. This practice substantially increased the total cost of the final products and caused the Company to experience losses on such orders. Although the Company does not intend to have its golf parts shipped in from the Far East via air delivery in the future, the Company may be forced to do so in order to retain certain larger accounts.


                                      17.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


           The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, Series A Preferred Stock and Series B Preferred Stock as of March 31, 1998 by (i) each person who is known by the Company to own beneficially more than 5% of any class of the Company's outstanding voting securities; (ii) each of the Company's Directors; (iii) each Named Executive Officer (as defined in "Item 6. Compensation" below); and (iv) all officers and directors of the Company as a group:



                                                                                                   AMOUNT OF
                                                                                  APPROXIMATE      PREFERRED      APPROXIMATE
                                                          AMOUNT OF COMMON        PERCENT OF       STOCK AND      PERCENTAGE
                                                          STOCK AND NATURE         OWNERSHIP        NATURE       OF OWNERSHIP
                                                            OF BENEFICIAL          OF COMMON     OF BENEFICIAL   OF PREFERRED
                  NAME AND ADDRESS(1)                       OWNERSHIP(2)             STOCK         OWNERSHIP         STOCK
-------------------------------------------------------   ----------------      --------------   -------------   ------------
Warren E. Levy.........................................      3,116,500(3)           60.5%        711,000(4)         100%(4)
Sheila Levy............................................              0                 0%              0              0%
Daryl Levy.............................................              0                 0%              0              0%
Russell Armstrong......................................        285,250(5)            7.8%              0              0%
David Firestone........................................        425,333(6)            8.7%              0              0%
David G. Phillips......................................         53,333(7)            1.1%            800(8)         5.3%(8)
721 Imar Dr.
Sun City Center, FL  33573
All executive officers and directors
  as a group (4 persons)...............................      3,116,500              60.5%        711,000(4)         100%(4)


-------------


(1) Unless otherwise indicated, the address of each person is c/o the Company at 20301 Nordhoff Street, Chatsworth, California 91311.


(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of March 31, 1998, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3) Includes the 474,000 shares of Common Stock currently issuable upon the conversion of all of the 711,000 shares of Series A Preferred Stock owned by Mr. Levy.


(4) The 711,000 shares are shares of Series A Preferred Stock. Such shares constitute all of the issued and outstanding shares of Series A Preferred Stock.


(5) Includes 260,000 shares issuable pursuant to a stock purchase warrant exercisable within 60 days of March 1, 1998.

(6) Includes 210,000 shares issuable pursuant to a stock purchase warrant exercisable within 60 days of March 1, 1998 that are owned by a corporation affiliated with Mr. Firestone.


(7) Represents shares of Common Stock currently issuable upon the conversion of 800 shares of Series B Preferred Stock.

(8) The 800 shares are shares of Series B Preferred Stock. Such shares represent 5.3% of the issued and outstanding Series B Preferred Stock.




                                      18.

ITEM 6.     COMPENSATION.

DIRECTOR COMPENSATION


       Directors who are employees of the Company receive no compensation for serving on the Board of Directors. However, the Company may, in the future, elect to pay outside directors for serving on the Board of Directors and/or on committees of the Board of Directors. The Company does not currently have an executive compensation committee, and all decisions regarding the compensation of the Company's executive officers are made by the entire Board of Directors.


EXECUTIVE COMPENSATION

       The following table sets forth the compensation paid by the Company for its fiscal years ended July 31, 1997, July 31, 1996 and July 31, 1995 to its Chief Executive Officer and all other executive officers (collectively, the "Named Executive Officers") whose total salary and bonus from the Company exceeded $100,000 in the fiscal year ended July 31, 1997. Other than Mr. Levy, there are no Named Executive Officers.

                                                           ANNUAL COMPENSATION(1)
                                     ----------------------------------------------------------------
                                     Fiscal Year
              Name and                  Ended                                          All Other
         Principal Position            July 31,          Salary           Bonus       Compensation(3)
         ------------------          -----------        --------          -----       ---------------
Warren E. Levy                          1997            $130,000(2)       $ -0-            $10,889
 Chief Executive Officer                1996            $120,000          $ -0-            $ 7,947
 and President                          1995            $120,000          $ -0-            $   -0-

-----------

(1) The compensation described in this table does not include medical insurance, retirement benefits and other benefits received by the foregoing executive officer which are available generally to all employees of the Company and certain perquisites and other personal benefits received by the foregoing executive officer of the Company, the value of which did not exceed the lesser of $50,000 or 10% of the executive officer's cash compensation in the table.

(2) Mr. Levy's employment agreement with the Company provides for Mr. Levy to receive an annual salary of $144,000. Because the employment agreement was entered into during the Company's fiscal 1997 year, Mr. Levy received only $130,000 for such fiscal year.

(3) Represents primarily payments made on behalf of the Named Executive Officer or his spouse for use of automobiles. Also includes other prerequisites that collectively represent less than 25% of such other compensation.

EMPLOYMENT AGREEMENTS


            The Company entered into a five-year employment agreement with Warren E. Levy (the "Levy Employment Agreement"), the Company's Chief Executive Officer and President, in February 1997. The term of the Levy Employment Agreement commenced on February 3, 1997 and will expire on February 2, 2002. The Levy Employment Agreement provides that in consideration for Mr. Levy's services, he is to be paid a salary of $144,000 during the first year of the agreement. After the first year of the agreement, Mr. Levy is entitled to receive such increases in salary as may be determined by the Executive Compensation Committee of the Board of Directors. The Company does not currently have an Executive Compensation Committee.




                                      19.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

            As part of the capitalization of WSL, Mr. Levy made loans (the "Loans") to WSL in the aggregate principal amount of $711,000. In January 1997, Mr. Levy converted the Loans into 711,000 shares of WSL's Series A preferred stock. As part of the Exchange, the shares of WSL's Series A preferred stock were exchanged for 711,000 shares of United Golf's Series A Preferred Stock. The terms of the two series of preferred stock were substantially identical. See "Item 8. Description of Capital Stock--Preferred Stock--Series A Redeemable Cumulative Convertible Preferred Stock."


            Certain products manufactured in the United States have been sold overseas by the Company through a foreign sales company. All of the outstanding capital stock of the foreign sales company is owned by Warren E. Levy, the Chief Executive Officer and principal shareholder of the Company. As of July 31, 1996 and 1997, the Company had receivable balances from its affiliate company of $90,894 and $175,991, respectively. The Company has not sold any of its products abroad through the foreign sales corporation since July 31, 1997 and does not intend to further transact business with the foreign sales corporation in the future.


ITEM 8.     DESCRIPTION OF CAPITAL STOCK.


            The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. The shares of Common Stock are being registered under Section 12(g) of the Exchange Act pursuant to this registration statement of Form 10-SB.


COMMON STOCK

            As of March 1, 1998, 4,673,700 shares of Common Stock were outstanding, held of record by approximately 150 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, the holder of a majority of the Company's outstanding voting stock will be able to elect all directors, and minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences applicable to the currently outstanding shares of Series A Preferred Stock, Series B Preferred Stock or to any other series of preferred stock that may be issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

            The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation, located in Glendale, California.

PREFERRED STOCK

            The Board of Directors has authority to issue up to 1,000,000 shares of preferred stock, $.001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the Series A Preferred Stock, Series B Preferred Stock and any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third



                                      20.

party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

            SERIES A REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

            The Board of Directors has authorized 711,000 shares of Series A Redeemable Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). Currently all shares of Series A Preferred Stock are held by Warren E. Levy, the Company's President. For the purpose of calculation dividends and amounts payable upon liquidation, dissolution or winding up, the shares of Series A Preferred Stock have a stated value of $1.00 per share. The holders of Series A Preferred Stock are entitled to cumulative dividends, payable quarterly, at as annual rate of 10% of the stated value. Dividends shall be cumulative without interest or additional dividends until declared and paid. Each share of Series A Preferred Stock is entitled to voting rights and powers equal to the number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. The Company may not, without the approval of the holders of a majority of the shares of Series A Preferred Stock outstanding, create any securities with rights and privileges senior to those of the Series A Preferred Stock or increase the number of shares of Series A Preferred Stock issued or authorized for issuance.

            The shares of Series A Preferred Stock have a liquidation preference equal to the sum of stated value of each share ($1.00) of Series A Preferred Stock outstanding (subject to adjustments to reflect stock splits, stock dividends, stock combinations, recapitalizations, reorganizations and like occurrences) plus all accrued or unpaid dividends thereon, if any, and the portion of the quarterly dividends accrued up to the liquidation date. Since February 3, 1998, the holders of Series A Preferred Stock are entitled to convert all, but not less than all, of the shares of Series A Preferred Stock held by such holder into Common Stock. Each share of Series A Preferred Stock may be converted into the number of shares of Common Stock determined by dividing $1.00 by the Conversion Price. The Conversion Price is initially $1.50 per share, which price is subject to adjustment in certain events (including the issuance of Common Stock at a price below the Conversion Price then in effect) to prevent dilution. Upon conversion, holders of the Series A Preferred Stock shall have the rights of a holder of Common Stock. All outstanding shares of Series A Preferred Stock are fully paid and nonassessable.

            12% SERIES B CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK

            The Board of Directors has authorized 20,000 shares of 12% Series B Cumulative Convertible Redeemable Preferred Stock ("Series B Preferred Stock"). For the purpose of calculation dividends and amounts payable upon liquidation, dissolution or winding up, the shares of Series B Preferred Stock have a stated value of $100.00 per share. The holders of Series B Preferred Stock are entitled to cumulative dividends, payable monthly on the 15th day of each calendar month following the month for which the dividends are paid. Dividends are payable when, as and if declared by the Board of Directors out of funds legally available therefor. Commencing on January 15, 1999 and continuing thereafter until no shares of Series B Preferred Stock remain outstanding, all dividends payable with respect to the Series B Preferred Stock may be made, at the option of the Company, in cash or, in full or in part, by shares of unregistered Common Stock. For the purposes of determining the value of shares of Common Stock issued in connection with any dividend payment, each share of Common Stock shall have a value equal to the conversion price then in effect of the Series B Preferred Stock.

            Upon liquidation, the holders of the Series B Stock will be entitled to receive an amount equal to the stated value of the Series B Preferred Stock plus an amount equal to any dividends



                                      21.

declared and unpaid thereon, if any. The rights of the holders of the Series B Preferred Stock to receive dividends and payments upon liquidation are senior to the rights of the holders of the Common Stock but junior to the holders of the Series A Preferred Stock and to any other classes of capital stock the Company may hereafter issue and designate as senior securities.

            The holders of the Series B Preferred Stock are entitled to vote upon all matters presented to the Company's stockholders, together with the holders of Common Stock as one class, except as otherwise required by law. Each share of Series B Preferred Stock entitles the holder thereof to that number of votes equal to the number of shares of Common Stock into which one share of Series B Preferred Stock would have been convertible, if such conversion had taken place on the record date set for determining stockholders entitled to vote.

            The Series B Preferred Stock is convertible into Common Stock at the option of the holders at any time at an initial nominal conversion price equal to $1.50 per share. The nominal conversion price will be subject to adjustment in certain events, including (a) dividends (and other distributions) payable in Common Stock (other than dividends of Common Stock paid to the holders of the Series B Preferred Stock); (b) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for the purchase of Common Stock at less than the then current nominal conversion price per share; (c) subdivisions, combinations and reclassifications of the Common Stock; and (d) certain mergers and consolidations of the Company.

            Commencing on August 1, 1999, the shares of Series B Preferred Stock may be redeemed, in whole or in part, at any time at the option of the Company, for cash at a price of $100 per share plus all declared and unpaid dividends thereon, if any. In case of the redemption of a part only of the outstanding shares of Series B Preferred Stock, the shares so to be redeemed shall be selected pro rata. All currently outstanding shares of Series B Preferred Stock are validly issued, fully paid and nonassessable.

REGISTRATION RIGHTS

            The Company has granted certain demand and piggyback registration rights to Warren E. Levy, with respect to both the shares of Common Stock currently owned by Mr. Levy and the shares of Common Stock issuable upon the conversion of the 711,000 shares of Series A Preferred Stock owned by Mr. Levy. In addition, the Company has granted certain demand and piggyback registration rights to the holders of 650,000 shares of Common Stock issuable upon the exercise of certain outstanding warrants.



                                      22.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


            The Common Stock is currently quoted on the OTC Bulletin Board operated by The Nasdaq Stock Market, Inc. (the "OTC Bulletin Board") under the symbol "UGLF." The following table sets forth the high and low last sale prices for the Common Stock for each fiscal quarter, or interim period, in which the Common Stock has been publicly traded, as reported by the OTC Bulletin Board. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.


          QUARTER ENDED                     HIGH                LOW
     -----------------------------       ----------          ---------
     April 30, 1997(1)                     $4.125             $1.387
     July 31, 1997                         $1,625             $1.125
     October 31, 1997                       $1.60              $1.15
     January 31, 1998                       $1.50              $0.80
     February 1-March 12, 1998             $1.525              $1.00

-------------

(1) The Exchange occurred on February 3, 1997. Prior thereto, the United Golf (formerly known a Aspen West Group, Inc.) had no operations and only a limited amount of assets. Accordingly, although the shares of Common Stock of Aspen West Group, Inc. were listed on the OTC Bulletin Board, trading in such shares, if any, prior to February 3, 1997 was not representative of the trading activity in the Company's Common Stock.

            The closing sales price on March 12, 1998 reported on the OTC Bulletin Board was $1.125 per share of Common Stock.

            There is currently no public market for the Series A Preferred Stock or Series B Preferred Stock.

            The Company has not, to date, paid any cash dividends on its Common Stock. No dividends may be paid with respect to the Common Stock until all dividends have been paid with respect to Series A Preferred Stock and the Series B Preferred Stock. In addition, the Company's current credit facility prohibits the payment of dividends on the Common Stock. The Company has no current plans to pay dividends on its Common Stock and intends to retain earnings, if any, for working capital purposes. Any future determination as to the payment of dividends on the Common Stock will depend upon the results of operations, capital requirements, the financial condition of the Company and other relevant factors.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

            In connection with the organization of United Golf, in August 1995 United Golf issued 95,000 shares of its common stock to its two founders for a price of $0.105 per share ($9,975). No underwriters were used in connection with the private placement. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act.

            In November 1995, United Golf issued 48,050 shares of its Common Stock for a total aggregate offering amount of $12,129. The 48,050 shares were sold to approximately 150 investors in a transaction exempt from registration pursuant to Rule 504 promulgated under the Securities Act. No underwriters were used in connection with this transaction.


                                      23.

            In June 1996 United Golf issued 6,000 shares to one person in exchange for services rendered. In August 1996, United Golf issued 20,000 shares to one other person in exchange for services rendered. The shares issued in the foregoing transactions were valued at $1.00 per share and were sold in a transaction exempt from registration under Section 4(2) of the Securities Act. No underwriter was used in connection with these transactions.

            In connection with the Exchange, pursuant to that certain Agreement and Plan of Reorganization, United Golf issued 2,675,000 shares of its Common Stock and 711,000 shares of its Series A Preferred Stock to Warren Levy in exchange for 2,675,000 shares of common stock of WSL and 711,000 shares of Series A Convertible Redeemable Preferred Stock of WSL. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act. See "Description of Business -- Organization."

            In February 1997, the Company issued three-year warrants to certain affiliates of Century Financial Partners, Inc., the investment banking firm that advised United Golf in the Exchange with Mr. Levy, to purchase up to an aggregate of 650,000 shares of Common Stock at an exercise price per share of $2.50. The warrants expire on February 3, 2000.

            In March 1997, the Company sold 385,250 shares of Common Stock at a price per share of $2.00 to 30 investors, for a total of $770,500. The offering was an exempt from the registration rule pursuant to Rule 504 under Regulation D of the Securities Act. No underwriter was used in connection with the offering and no discounts or commissions were paid.

            As consideration for three loans made to the Company made by three unaffiliated persons in March 1997, the Company issued three-year warrants to such persons to purchase up to an aggregate of 5,000 shares of Common Stock at an exercise price per share of $2.50. The warrants expire on February 4, 2000. The foregoing issuance of the warrants was an exempt offering pursuant to
Section 4(2) of the Securities Act. No underwriter was used in connection with the offering and no discounts or commissions were paid.


            In a private placement effected pursuant to Section 4(2) and 3(b) or the Securities Act, and Rules 506 and 505 promulgated thereunder, the Company sold 15,000 shares of its Series B Preferred Stock to 56 investors, of whom 22 were "accredited investors" as that term is defined in Rule 501(a). The class of investors in the private placement consisted entirely of individual private investors, none of whom is an officer, director or affiliate of the Company. The shares of Series B Preferred Stock were sold at a price of $100 per share. Palm State Equities, Inc. acted as the placement agent in the private placement and received a placement fee of 10% of the sales proceeds. In addition, the Company paid Palm State Equities, Inc. a non-accountable expense allowance of 3% of the sales price of the shares sold in the private placement and agreed to sell to the placement agent, for nominal consideration, a three-year warrant to purchase up to a maximum of 100,000 shares of the Common Stock for an exercise price of $1.75 per share. The offering was effected by means of a private placement memorandum, and each investor executed a purchaser suitability questionnaire, a subscription agreement and a purchaser representative questionnaire if the subscriber relied on a purchaser representative in connection with evaluating the merits of the offering.



                                      24.

                                   SIGNATURES



            Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        United Golf Products, Inc.




November 6, 1998                        By /s/ WARREN E. LEVY
                                           -------------------------------------
                                           Warren E. Levy
                                           Chairman of the Board,
                                           Chief Executive Officer and President